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As filed with the Securities and Exchange Commission on April 9, 2008

Registration No. 333-150058

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM F-9
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

TALISMAN ENERGY INC.
(Exact name of Registrant as specified in its charter)

Canada	1311	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number (if applicable)	(I.R.S. Employer Identification Number (if applicable))

Suite 3400, 888 - 3rd Street S.W., Calgary, Alberta, Canada T2P 5C5
(403) 237-1234
(Address and telephone number of Registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor, New York, NY 10011
(212) 894-8700
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

M. Jacqueline Sheppard Talisman Energy Inc. Suite 3400, 888 - 3rd Street S.W. Calgary, Alberta, T2P 5C5 (403) 237-1234	Kevin Johnson Macleod Dixon LLP Suite 3700, 400 Third Avenue S.W. Calgary, Alberta T2P 4H2 (403) 267-8222	Christopher J. Barry Dorsey & Whitney LLP U.S. Bank Centre 1420 Fifth Avenue, Suite 3400 Seattle, Washington 98101 (206) 903-8800	Andrew J. Foley Edwin S. Maynard Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

Province of Alberta, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.	☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☒	at some future date (check appropriate box below).
	1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than seven calendar days after filing).
	2.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
	3.	☒	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4.	☐	after the filing of the next amendment to this Form (if preliminary material is being filed).

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☒

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

Base Shelf Prospectus

US$2,000,000,000
Debt Securities

        We may from time to time sell up to US$2,000,000,000 (or the equivalent in other currencies) aggregate principal amount of our debt securities, or if any debt securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of up to US$2,000,000,000 during the 25 month period that this base shelf prospectus, including any amendments hereto, remains valid. These debt securities may consist of debentures, notes or other types of debt and may be issuable in series. We will provide specific terms of these securities in supplements to this prospectus. The debt securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. You should read this prospectus and any prospectus supplement carefully before you invest.

        Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

        We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference herein, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

        Owning the debt securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

        Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and the experts named in the prospectus are Canadian residents, and most of our assets or the assets of our officers and directors and the experts are located outside the United States.

        The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

        There is no market through which the securities may be sold and purchasers may not be able to resell securities purchased under this prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors".

        Talisman's registered and principal office is located at Suite 3400, 888 - 3rd Street S.W., Calgary, Alberta, Canada, T2P 5C5.

The date of this prospectus is April 9, 2008

ABOUT THIS PROSPECTUS

        In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, and references to "dollars" or "$" are to Canadian dollars and all references to "US$" are to United States dollars. Except under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to "Talisman", "we", "us" and "our" mean Talisman Energy Inc. and its subsidiaries on a consolidated basis.

        This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we filed with the U.S. Securities and Exchange Commission (the "SEC"). Under the registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$2,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement also may add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

        Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles, which we refer to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles in the United States. We prepare our financial statements in accordance with Canadian GAAP, which differs from U.S. GAAP. Therefore, our comparative consolidated financial statements incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the notes to our comparative audited consolidated financial statements for a discussion of the principal differences between our financial results calculated under Canadian GAAP and under U.S. GAAP.

WHERE YOU CAN FIND MORE INFORMATION

        We file with the Alberta Securities Commission (the "ASC"), a commission of authority in the Province of Alberta similar to the SEC, annual and interim reports, material change reports and other information. You may access our disclosure documents and any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities through the internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the Canada-U.S. multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we furnish to the SEC at the SEC's public reference room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You also may obtain copies of the same documents from the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings since October 28, 2002 are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

        Under applicable securities laws in the United States and Canada, the SEC and the ASC allow us to incorporate by reference certain information we file with them, which means that we can disclose important information to you by referring you to those documents. The following documents, which have been filed with the securities commission or similar authority in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

  (a)
  our Annual Information Form dated March 7, 2008;

  (b)
  our comparative audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2007, together with the auditors' report thereon;

  (c)
  our Management's Discussion and Analysis for the year ended December 31, 2007; and

  (d)
  our Management Proxy Circular dated March 7, 2008.

        Any annual information form, annual audited consolidated financial statements (together with the auditors' report thereon), information circular, material change reports (excluding confidential material change reports), business acquisition reports and any interim unaudited consolidated financial statements together with the related management's discussion and analysis subsequently filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. In addition, to the extent that any document or information incorporated by reference into this prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. In addition, we may incorporate by reference into this prospectus information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

        Upon a new annual information form and related annual audited consolidated financial statements and related management's discussion and analysis being filed by us with, and, where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements and management's discussion and analysis and all interim unaudited consolidated financial statements and management's discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon interim unaudited consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, all interim unaudited consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim unaudited consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus and upon a new management proxy circular relating to an annual meeting of our shareholders being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, the management proxy circular for the preceding annual meeting of shareholders shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

        Updated interest coverage ratios will be filed quarterly with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to our interim unaudited consolidated financial statements and annual audited consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the debt securities.

        A prospectus supplement or prospectus supplements containing the specific variable terms for an issue of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement and solely for the purposes of the debt securities issued thereunder.

        Any statement contained in this prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

        You may obtain a copy of the annual information form and other information mentioned above by writing or calling us at the following address and telephone number:

  Talisman Energy Inc.
  Suite 3400
  888 - 3rd Street S.W.
  Calgary, Alberta T2P 5C5
  (403) 237-1234
  Attention: Corporate Secretary

        You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the applicable document.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This document contains or incorporates statements that constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statements that express or involve discussions with respect to predictions, business strategy, budgets, exploration and development opportunities or projects, infrastructure or construction projects, the expected timing of commencement of production and anticipated amount of production of projects under development, acquisitions, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "projects" or "projected", "believes", "forecasts" or "forecasted", "estimates" or "estimated", "intends", "possible", "probable", "scheduled", "likely" or "positioned", "goal", "objective", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) may be "forward-looking statements". Such statements are included, among other places, in this document under the heading "Risk Factors", in our Annual Information Form under the headings "General Development of the Business", "Description of the Business", "Corporate Responsibility and Environmental Protection", "Legal Proceedings" and "Risk Factors" and in the Management's Discussion and Analysis for the year ended December 31, 2007. Statements concerning oil and gas reserves contained in the Annual Information Form under "Description of the Business — Reserves Information", "Description of the Business — Other Oil and Gas Information" and "Description of the Business — Supplemental Oil and Gas Information" or in the annual consolidated financial statements for the year ended December 31, 2007 and elsewhere also may be deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources described can be profitably produced in the future.

        You are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are based on expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by us. The material risk factors include, but are not limited to:

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  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand, including unpredictable facilities outages;

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  risks and uncertainties involving geology of oil and gas deposits;

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  the uncertainty of reserves estimates, reserves life and underlying reservoir risk;

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  the uncertainty of estimates and projections relating to production, costs and expenses;

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  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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  the risk that adequate pipeline capacity to transport gas to market may not be available;

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  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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  the outcome and effects of any future acquisitions and dispositions;

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  our ability to integrate any assets we have acquired or may acquire or the performance of those assets;

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  health, safety and environmental risks;

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  uncertainties as to the availability and cost of financing and changes in the capital markets;

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  uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

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  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

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  competitive actions of other companies, including increased competition from other oil and gas companies;

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  changes to general economic and business conditions;

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  the effect of acts of, or actions against, international terrorism;

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  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

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  results of our risk mitigation strategies, including insurance and any hedging activities; and

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  our ability to implement our business strategy.

        We caution that the foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect our operations or financial results are included in our Management's Discussion and Analysis incorporated by reference in this document, under the heading "Risk Factors" in our Annual Information Form as well as in our other reports on file with Canadian securities regulatory authorities and the SEC.

        Forward-looking statements are based on estimates and opinions of our management at the time the statements are made. We undertake no obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law.

TALISMAN ENERGY INC.

        We are a large, independent oil and gas producer with operations in Canada and, through our subsidiaries, the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Our subsidiaries are also active in a number of other international areas.

        We continually investigate our portfolio of assets and other business opportunities in the oil and gas business and may make acquisitions, investments or dispositions, some of which may be material. In connection with any acquisition or investment, we may incur debt or issue equity.

        We are incorporated under the Canada Business Corporations Act. Our registered and principal office is located at Suite 3400, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5, Canada.

        Our common shares are listed for trading on the Toronto Stock Exchange (the "TSX") and on the New York Stock Exchange (the "NYSE") under the trading symbol "TLM".

USE OF PROCEEDS

        Unless otherwise indicated in an applicable prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for the repayment of existing indebtedness and for general corporate purposes. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

        In this section only, "we", "us", "our" or "Talisman" refer only to Talisman Energy Inc. without any of its subsidiaries. The following description sets forth certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a supplement to this prospectus.

        The debt securities will be issued under an indenture, as may be supplemented from time to time, between us and The Bank of Nova Scotia Trust Company of New York, as "Trustee" (hereinafter referred to as the "Indenture") dated January 27, 2006. The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the Indenture has been filed as an exhibit to the registration statement filed with the SEC. The following summaries of the Indenture and the debt securities are brief summaries of certain provisions of the Indenture and do not purport to be complete; these statements are subject to the detailed provisions of the Indenture, including the definition of capitalized terms used under this caption.

        We may issue debt securities and incur additional Indebtedness other than through the offering of debt securities pursuant to this prospectus.

General

        The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other unsecured and unsubordinated evidences of indebtedness) that we may issue under the Indenture. It provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Special Canadian and U.S. federal income tax considerations applicable to any of our debt securities denominated in such foreign currency will be described in the prospectus supplement relating to any offering of debt securities denominated in a foreign currency. The debt securities offered pursuant to this prospectus will be issued in an amount up to US$2,000,000,000 or the equivalent in other currencies. The Indenture also permits us to increase the principal amount of any series of our debt securities previously issued and to issue that increased principal amount.

        The applicable prospectus supplement will set forth the specific terms of the debt securities or a series of debt securities being offered and may include, but may not be limited to, the following:

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  the specific designation and the aggregate principal amount of the debt securities of such series;

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  the percentage or percentages of principal amount at which our debt securities of such series will be issued;

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  the date or dates on which the principal of (and premium, if any, on) our debt securities of such series will be payable and the portion (if less than the principal amount) of the debt securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined;

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  the rate or rates (whether fixed or variable) at which our debt securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

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  the dates on which any interest will be payable and the regular record dates for the payment of interest on our debt securities of such series in registered form;

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  the place or places where the principal of (and premium, if any) and interest, if any, on our debt securities will be payable and each office or agency where our debt securities of such series may be presented for registration of transfer or exchange;

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  if other than U.S. dollars, the currency in which our debt securities of such series are denominated or in which currency payment of the principal of (and premium, if any) and interest, if any, on such debt securities of such series will be payable;

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  whether our debt securities of such series will be issuable in the form of one or more global securities and if so the identity of the depository for the global securities;

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  any mandatory or optional redemption or sinking fund provisions;

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  the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which our debt securities of such series may be redeemed or purchased by us;

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  the terms and conditions, if any, upon which you may redeem our debt securities of such series prior to maturity and the price or prices at which and the currency in which our debt securities of such series are payable;

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  any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on our debt securities of such series;

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  the terms, if any, on which our debt securities may be converted or exchanged for other of our securities or securities of our subsidiaries;

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  any other terms of our debt securities of such series including covenants and events of default which differ from the covenants or events of default in the general provisions of the Indenture, apply solely to a particular series of our debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to our debt securities, including our covenant to pay Additional Amounts and our option to redeem the debt securities of such series rather than pay Additional Amounts, which do not apply to a particular series of our debt securities;

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  any applicable Canadian and U.S. federal income tax consequences;

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  whether the series of our debt securities are to be registered securities, unregistered securities (with or without coupons) or both; and

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  if other than denominations of US$1,000 and any integral multiple thereof, the denominations in which any registered securities of the series shall be issuable and, if other than the denomination of US$5,000, the denomination or denominations in which any unregistered securities of the series shall be issuable.

        Our debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, or be offered and sold at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the debt securities.

        Unless otherwise indicated in a prospectus supplement, the Indenture does not afford holders of our debt securities the right to tender such debt securities to us for repurchase or provide for any increase in the rate or rates of interest at which our debt securities will bear interest in the event we should become involved in a highly leveraged transaction or in the event we have a change in control.

Ranking and Other Indebtedness

        Our debt securities will be unsecured obligations and will rank equally and pari passu in right of payment priority with all of our other unsecured and unsubordinated Indebtedness. The debt securities will be structurally subordinated to all existing and future liabilities of any of our corporate or partnership subsidiaries, including trade payables and other indebtedness.

Debt Securities in Global Form

  The Depository, Book-Entry and Settlement

        Unless otherwise specified in a prospectus supplement, a series of our debt securities will be issued in global form as a "global security" and will be registered in the name of and be deposited with a depository, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our debt securities in definitive registered form, a global security may not be transferred except as a whole by the depository for such global security to a nominee of the depository, by a nominee of the depository to the depository or another nominee of the depository or by the depository or any such nominee to a successor of the depository or a nominee of the successor.

        The specific terms of the depository arrangement with respect to any portion of a particular series of our debt securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depository arrangements.

        Upon the issuance of a global security, the depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depository or its nominee. Such accounts shall be designated by the underwriters or agents participating in the distribution of our debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

        So long as the depository for a global security or its nominee is the registered owner of the global security, such depository or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of our debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of our debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

        Any payments of principal, premium, if any, and interest on global securities registered in the name of a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Trustee or any paying agent for our debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that the depository for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depository or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

  Discontinuance of Depository's Services

        If a depository for a global security representing a particular series of our debt securities is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us within 60 days, we will issue such series of our debt securities in definitive form in exchange for a global security representing such series of our debt securities. If an event of default under the Indenture has occurred and is continuing, debt securities in definitive form will be printed and delivered upon written request by the holder to the Trustee. In addition, we may at any time and in our sole discretion determine not to have a series of our debt securities represented by a global security and, in such event, will issue a series of our debt securities in definitive form in exchange for all of the global securities representing that series of debt securities.

Debt Securities in Definitive Form

        A series of our debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of US$1,000 and integral multiples of US$1,000 and unregistered securities will be issuable in denominations of US$5,000 and integral multiples of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

        Unless otherwise indicated in the applicable prospectus supplement, payment of principal of (and premium, if any) and interest, if any, on our debt securities (other than global securities) will be made at the office or agency of the Trustee, at One Liberty Plaza, New York, New York, or we can pay principal, interest and any premium by check mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or electronic funds wire or other transmission to an account of the person entitled to receive payments. Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our debt securities are registered at the close of business on the day or days specified by us.

        A prospectus supplement may indicate the places to register a transfer of our debt securities in definitive form. Except for certain restrictions set forth in the Indenture, no service charge will be payable by the holder for any registration of transfer or exchange of our debt securities in definitive form, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

        We shall not be required to:

  •
  issue, register the transfer of or exchange any series of our debt securities in definitive form during a period beginning at the opening of business 15 days before any selection of securities of that series of our debt securities to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

  •
  register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or

  •
  issue, register the transfer of or exchange any of our debt securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Certain Covenants

  Limitations on Liens

        The Indenture provides that, so long as any of our debt securities of any series remain outstanding, we will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Liens securing the Indebtedness of any person, except for Permitted Encumbrances, upon or with respect to our or their respective properties, assets or undertaking whether now owned or hereafter acquired, unless at the time thereof or prior thereto, the debt securities then outstanding under the Indenture are equally and ratably secured with such Indebtedness.

  Consolidation, Amalgamation, Merger and Sale of Assets

        We may not enter into any transaction, or series of transactions, whereby all or substantially all of our undertaking, property and assets would become the property of any successor company whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, conveyance, lease or otherwise unless:

  •
  the successor entity expressly assumes or assumes by operation of law all of our obligations under our debt securities and under the Indenture;

  •
  at the time of and after giving effect to such transaction, no event of default, and no condition which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing as to us or the successor company; and

  •
  certain other conditions are met;

provided that the above restriction shall not apply to any transaction whereby we, or any Restricted Subsidiary, remain or become the successor company, although any Restricted Subsidiary which becomes the successor company shall, in any event, expressly assume all of our obligations under our debt securities and under the Indenture if it does not assume them by operation of law.

  Additional Amounts

        Unless otherwise specified in the applicable prospectus supplement, all payments made by us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the

Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of debt securities after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted.

        However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

  •
  with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

  •
  which is subject to such Canadian Taxes by reason of the debt securities holder's failure to comply with any certification, identification, information, documentation or other reporting requirement, if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or

  •
  which is subject to such Canadian Taxes by reason of the debt securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder.

        In any event, no Additional Amounts will be payable in excess of Additional Amounts which would be required if the holder of debt securities was a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended.

        We also will:

  •
  make such withholding or deduction; and

  •
  remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

        We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us.

        We will, upon demand by a holder of debt securities (other than an Excluded Holder), indemnify such holder of debt securities for:

  •
  any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

  •
  any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

  •
  any Canadian Taxes imposed with respect to any reimbursement under the two preceding clauses, but excluding any such Canadian Taxes on such holder's net income.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal and premium, if any, interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

  Provision of Financial Information

        We will:

  •
  furnish to the Trustee, within 10 days after we are required to file or furnish them with or to the SEC, copies (which may be electronic copies) of our annual and interim reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which we may be required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act; or, if the Company is not required to file information, documents or reports pursuant to either of such Sections, then it shall file with the Trustee and the SEC, in accordance with the rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations;

  •
  notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC we will continue to furnish to the Trustee:

  •
  within 10 days after the time periods required for the filing of Annual Information Forms and annual audited consolidated financial statements by the Canadian securities regulatory authorities, the information required to be provided in an Annual Information Form, annual audited consolidated financial statements or similar annual filings under the securities laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange or its successor, whether or not we have any of our securities so listed; and

  •
  within 10 days after the time periods required for the filing of interim reports by the Canadian securities regulatory authorities, the information required to be provided in interim reports under the securities laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange or its successor, whether or not we have any of our securities so listed.

Tax Redemption

        Unless otherwise specified in a prospectus supplement, a series of our debt securities will be subject to redemption at our option at any time, in whole but not in part, on not more than 60 days' and not less than 30 days' notice at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption if:

  •
  as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date specified in the applicable prospectus supplement, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series as described under "Additional Amounts"; or

  •
  on or after the date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the clause immediately above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in a material probability that we will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series and in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

        In the event that we elect to redeem a series of our debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of our debt securities pursuant to their terms.

Events of Default

        Unless otherwise specified in the applicable prospectus supplement, the following are events of default under the Indenture in relation to the debt securities of any series:

  •
  default in payment of the principal of or premium, if any, on debt securities of that series when due and if the default in payment continues for a period of four days after written notice of the default has been provided to us by the Trustee;

  •
  default in payment of any interest due on any of the debt securities or of any sinking fund payment due with respect to debt securities of that series and if the default in payment continues for a period of 30 days after written notice of the default has been provided to us by the Trustee;

  •
  our winding up or liquidation, except in the course of a transaction resulting in a successor company;

  •
  certain events of bankruptcy, insolvency or analogous proceedings;

  •
  if any process of execution is enforced or levied upon any of our property or the property of a Restricted Subsidiary and such property has a net book value in excess of the greater of $100,000,000 and 2% of our Equity, or the equivalent thereof in any other currency, and the process remains unsatisfied for a period of 60 days, as to movable or personal property, or 90 days, as to immovable or real property, provided that the process of execution is not in good faith disputed by us or the Restricted Subsidiary, or, if disputed, we have not given evidence satisfactory to the Trustee that we or the Restricted Subsidiary has available a sum sufficient to pay in full the amount claimed in the event that the claim shall be held to be a valid claim;

  •
  failure by us or a Restricted Subsidiary to make any principal payment at maturity, including any applicable grace period, in respect of any issue of Indebtedness for Borrowed Money in any aggregate amount in excess of the greater of $100,000,000 and 2% of our Equity, or the equivalent thereof in any other currency, and such failure shall have continued for a period of 30 days after written notice of the failure has been given to us by the Trustee, or to us and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding debt securities;

  •
  if a default with respect to any Indebtedness for Borrowed Money of ours or any Restricted Subsidiary occurs, which default results in the acceleration of any such Indebtedness for Borrowed Money of ours or any Restricted Subsidiary in an aggregate amount in excess of the greater of $100,000,000 and 2% of our Equity, or the equivalent thereof in any other currency, without the Indebtedness for Borrowed Money having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice of the default has been given to us by the Trustee, or to us and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding debt securities; and

  •
  if we neglect to carry out or observe any other covenant or condition contained in the Indenture to be observed and performed by us and after notice in writing has been given by the Trustee to us specifying such default and requiring us to put an end to the same and we fail to make good such default within a period of 60 days or a shorter period as would, at any time, if continued, render any of our property or the property of any Restricted Subsidiary liable to forfeiture, unless the Trustee (having regard to the subject matter of the neglect or non-observance) shall have agreed to a longer period and in such event, within the period agreed by the Trustee.

Additional events of default may be established for a particular series of debt securities issued under the Indenture.

        If an event of default under the Indenture occurs and is continuing with respect to a series of our debt securities, then and in every such case the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such affected series may declare the entire principal amount of all debt securities of such series and all accrued interest thereon to be due and payable immediately. However, at any time after a declaration of acceleration with respect to a series of our debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to us and the Trustee under certain circumstances, shall rescind and annul such acceleration.

        Reference is made to the applicable prospectus supplement or supplements relating to each series of our debt securities which are original issue discount debt securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

        Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

  •
  such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

  •
  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

        However, the limitations described above do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security. The Indenture requires that we will annually furnish to the Trustee a statement by certain of our officers as to whether or not we, to the best of their knowledge, are in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. So long as any debt securities are outstanding, we are also required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default or any event which would, with notification or with the lapse of time or otherwise, constitute an event of default.

Defeasance and Covenant Defeasance

        Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities of such series ("defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States stating that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such defeasance and will be subject to Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of any opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

  •
  no default or event of default with respect to the debt securities of such series with the passing of time or the giving of notice, or both, shall have occurred and be continuing on the date of such deposit or, with respect to events of default noted in the sixth and seventh bullet points under "Events of Default", at any time during the period ending on the 91st day after the date of such deposit;

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

  •
  we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended; and

  •
  other customary conditions precedent are satisfied.

        We may exercise our defeasance option notwithstanding our prior exercise of our covenant defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the defeasance option.

        The Indenture provides that, at our option, unless and until we have exercised our defeasance option described above, we may omit to comply with the "Limitations on Liens" and "Consolidation, Amalgamation, Merger and Sale of Assets" covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities ("covenant defeasance"). If we exercise our covenant defeasance option, the obligations under the Indenture and the events of default, other than the obligations and events of default with respect to "Limitations on Liens", "Consolidation, Amalgamation, Merger and Sale and Assets" and such other covenants, shall remain in full force and effect. Such trust may only be established if, among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such covenant defeasance and will be subject to Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding debt securities include holders who are not resident in Canada);

  •
  no default or event of default with respect to the debt securities of such series with the passing of time or the giving of notice, or both, shall have occurred and be continuing on the date of such deposit or, with respect to events of default noted in the sixth and seventh bullet points under "Events of Default", at any time during the period ending on the 91st day after the date of such deposit;

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

  •
  we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended; and

  •
  other customary conditions precedent are satisfied.

Modification and Waiver

        Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of not less than a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

  •
  change the stated maturity of the principal of, or extend the scheduled time of payment of any installment of interest, if any, on any debt security;

  •
  change our obligation to pay Additional Amounts or indemnity payments due to Canadian Taxes;

  •
  reduce the principal amount of, or the premium, if any, or rate of interest, if any, on any debt security;

  •
  reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof;

  •
  change the place of payment;

  •
  change the currency of payment of principal of, or premium, if any, or interest, if any, on any debt security;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

  •
  reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of Indenture provisions or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults and their consequences; or

  •
  modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified in the Indenture.

        The holders of a majority in principal amount of our outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to cure any ambiguity or inconsistency or to make any change that, in each case, does not have a materially adverse effect on the rights of any holder of such debt securities.

Definitions

        The following is a summary of certain definitions contained in the Indenture. Reference is made to the Indenture for the full definition of all these terms:

        "Canadian GAAP" means generally accepted accounting principles which are in effect from time to time in Canada;

        "company" includes corporations, associations, partnerships, limited liability companies and business trusts;

        "Consolidated Assets" means the aggregate amount of our assets as set forth in our most recent consolidated financial statements prepared in accordance with Canadian GAAP and filed with a securities commission or similar regulatory authority;

        "Current Assets" means current assets as determined in accordance with Canadian GAAP;

        "Equity" means, as to any company, the shareholders' equity appearing in the company's most recent consolidated financial statements prepared in accordance with Canadian GAAP;

        "Indebtedness" as to any company, means, without duplication, all items of indebtedness or liability which in accordance with Canadian GAAP would be considered to be indebtedness or liabilities of such company as at the date as of which indebtedness is to be determined, including Indebtedness for Borrowed Money;

        "Indebtedness for Borrowed Money" as to any company, means, without duplication, the full amount of all liabilities of such company for the repayment, either in money or in property, of borrowed money, and the full amount of liabilities of others for the repayment, either in money or in property, of borrowed money that is guaranteed or endorsed (otherwise than for purposes of collection) by such company, or which such company is obligated, contingently or otherwise, to purchase, or on which such company is otherwise contingently liable, provided that a contingent liability for borrowed money shall only constitute

Indebtedness for Borrowed Money where the amount thereof is recorded as a liability in the most recent consolidated financial statements of such company in accordance with Canadian GAAP;

        "Lien" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not;

        "Permitted Encumbrances" means any of the following:

  •
  liens for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which we or any Restricted Subsidiary shall be contesting in good faith;

  •
  liens for any judgments rendered, or claims filed, against us or any Restricted Subsidiary which we or such Restricted Subsidiary shall be contesting in good faith;

  •
  liens, privileges or other charges imposed or permitted by law such as carriers' liens, builders' liens, materialmen's liens and other liens, privileges or other charges of a similar nature which relate to obligations which are not due or delinquent or the validity of which we or the Restricted Subsidiary shall be contesting in good faith;

  •
  undetermined or inchoate liens arising in the ordinary course of and incidental to construction or our current operations or the current operations of any Restricted Subsidiary which relate to obligations which are not due or delinquent, or the validity of which we or the Restricted Subsidiary shall be contesting in good faith;

  •
  encumbrances incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint development, operation or present or future abandonment of properties or related production or processing facilities as security in favour of any other owner or operator of such assets for our or any Restricted Subsidiary's portion of the costs and expenses of such development, operation or abandonment, provided that such costs or expenses are not due or delinquent;

  •
  liens for penalties arising under non-participation provisions of operating or similar agreements in respect of our or any Restricted Subsidiary's properties;

  •
  easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by us or any Restricted Subsidiary (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which are in existence on the date of execution of the Indenture or which do not, either alone or in the aggregate, materially detract from the value of such land or materially impair its use in the operation of our or any Restricted Subsidiary's business;

  •
  liens incurred in the ordinary course of the oil and gas business in respect of take or pay obligations under gas sales contracts;

  •
  royalties, gross overriding royalties or other similar burdens on production in the ordinary course of business affecting our or any Restricted Subsidiary's properties, or encumbrances in respect of such royalties, gross overriding royalties or other similar burdens;

  •
  security given to a public utility or any municipality or governmental or other public authority when required by such utility, municipality or authority in connection with our operations or the operations of any Restricted Subsidiary, to the extent such security does not materially detract from the value of any material part of our property or the property of any Restricted Subsidiary;

  •
  cash or marketable securities deposited in connection with bids or tenders, or deposited with a court as security for costs in any litigation, or to secure workmen's compensation or unemployment insurance liabilities;

  •
  reservations, limitations or provisos expressed in or affecting any grant of real or immovable property or any interest therein;

  •
  liens on cash or marketable securities of Talisman or any Restricted Subsidiary granted in the ordinary course of business in connection with:

  •
  any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate insurance and other similar agreements or arrangements;

  •
  any interest rate swap agreements, forward rate agreements, interest rate cap or collar agreements or other similar financial agreements or arrangements; or

  •
  any agreements or arrangements entered into for the purpose of hedging product prices;

  •
  pre-existing encumbrances on assets when acquired or when the owner thereof becomes a Restricted Subsidiary, or encumbrances given by such Restricted Subsidiary on other assets of such Restricted Subsidiary in compliance with obligations under trust deeds or other instruments entered into prior to its becoming a Restricted Subsidiary;

  •
  Purchase Money Mortgages;

  •
  security in respect of Current Assets given in the ordinary course of business to any financial institution to secure any Indebtedness payable on demand or maturing (including any right of extension or renewal) 18 months or less after the date the Indebtedness is incurred or the date of any renewal or extension thereof;

  •
  security given by us in favour of a Restricted Subsidiary or by a Restricted Subsidiary in favour of us or another Restricted Subsidiary;

  •
  security in respect of transactions such as the sale (including any forward sale) or other transfer, in the ordinary course of business, of:

  •
  oil, gas or other minerals, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize from the oil, gas or other minerals a specified amount of money (however determined) or a specified amount of such oil, gas or minerals; or

  •
  any other interests in property of a character commonly referred to as a "production payment";

  •
  security in respect of Indebtedness incurred, assumed or guaranteed by us or any Restricted Subsidiary that is incurred, assumed or guaranteed in connection with the acquisition, construction or development of a particular asset or assets, including security in respect of the shares or Indebtedness of a Subsidiary engaged directly or indirectly in the acquisition, construction or development of a particular asset or assets, provided that the grantees of such security have no recourse generally against any assets, property or undertaking of ours or any Restricted Subsidiary except for the assets acquired, constructed or developed (and other de minimus assets associated therewith) or shares or Indebtedness of a Subsidiary, other than a Restricted Subsidiary, engaged directly or indirectly in such acquisition, construction or development;

  •
  extensions, renewals or replacements of all or part of any security permitted under the preceding clauses provided that such security relates to the same property plus improvements, if any, and provided that the amount of Indebtedness secured thereby will not exceed the principal amount of such Indebtedness immediately prior to such extension, renewal or replacement including but not limited to all fees and expenses incurred in connection therewith; and

  •
  security that would otherwise be prohibited (including any extensions, renewals or replacements thereof or successive extensions, renewals or replacements thereof), provided that the aggregate Indebtedness outstanding and secured under this clause does not (calculated at the time of giving of security on the Indebtedness and not at the time of any extension, renewal or replacement thereof) exceed an amount equal to the greater of 10% of Consolidated Assets and $100,000,000 (or the equivalent thereof in any other currency);

        "Purchase Money Mortgage" means a mortgage, charge or other lien on or against any property securing any Purchase Money Obligation for such property;

        "Purchase Money Obligation" means any Indebtedness created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such Indebtedness, provided that the principal amount of such Indebtedness outstanding on the date of such extension, renewal or refunding is not increased, and further provided that any security given in respect of such Indebtedness shall not extend to any property other than the property acquired in connection with which such Indebtedness was created or assumed and fixed improvements, if any, erected or constructed thereon;

        "Restricted Subsidiary" means:

  •
  any Subsidiary of ours which owns oil or natural gas properties, or interests therein, in Canada, the United Kingdom or the United States, or refining or manufacturing facilities, or interests therein, in Canada, the United Kingdom or the United States, related to the refining or manufacture of petroleum hydrocarbons, petrochemicals, the constituents thereof or the derivatives therefrom, which assets represent not less than the greater of 5% of Consolidated Assets and $100,000,000 (or the equivalent thereof in any other currency), excluding however any Subsidiary if the amount of our share of the Equity therein does not at the time exceed 2% of our Equity, and

  •
  any Subsidiary of ours designated as a Restricted Subsidiary from time to time in the form of designation provided for under the Indenture (a "Designation"), which Designation may not be revoked,

        provided that notwithstanding anything in the Indenture to the contrary:

  •
  a Restricted Subsidiary shall cease to be a Restricted Subsidiary when it ceases to be a Subsidiary for any reason,

  •
  any Subsidiary to which assets held by a Restricted Subsidiary, having a value equal to or greater than 5% of the assets of the Restricted Subsidiary, are, directly or indirectly, transferred, other than for fair value, shall itself be deemed to be a Restricted Subsidiary, and

  •
  a Restricted Subsidiary shall cease to be a Restricted Subsidiary when the assets thereof represent less than the greater of 5% of Consolidated Assets and $100,000,000 (or the equivalent thereof in any other currency) or if the amount of our share of the Equity therein does not at the time exceed 2% of our Equity;

        We will specify in a prospectus supplement at the time we issue a series of debt securities which of our Subsidiaries are Restricted Subsidiaries at the time of the prospectus supplement;

        "Subsidiary" means with respect to us, any company of which there are owned, directly or indirectly, by or for us or by or for any company in like relation to us, Voting Shares which in the aggregate, entitle the holders thereof to cast more than 50% of the votes which may be cast by the holders of all the outstanding Voting Shares of such first mentioned company for the election of its directors, managing general partners or managing members, and includes any company in like relation to a Subsidiary; and

        "Voting Shares" means shares of capital stock of any class or classes or other interests in the case of partnership, as applicable, having general voting power under ordinary circumstances to elect directors, managers, managing partners in the case of a partnership, as applicable, trustees or similar controlling persons of a company.

Consent to Jurisdiction and Service

        Under the Indenture, we irrevocably appoint CT Corporation System, 111 - 8th Avenue, 13th Floor, New York, New York, 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to our debt securities or the Indenture and for actions brought under U.S. federal or state securities laws in any U.S. federal or state court located in the City of New York, and irrevocably submit to the non-exclusive jurisdiction of such courts.

Governing Law

        Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

        Since most of our assets, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

        We have been advised by Macleod Dixon LLP, our Canadian counsel, that there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, our directors and officers or the experts named in the prospectus.

RISK FACTORS

        In addition to the risk factors set forth below, additional risk factors are discussed in our Annual Information Form and our Management's Discussion and Analysis, which risk factors are incorporated herein by reference. Prospective purchasers of the debt securities should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the debt securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected.

Changes in interest rates may cause the value of the debt securities to decline.

        Prevailing interest rates will affect the market price or value of the debt securities. The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Credit ratings may not reflect all risks of an investment in the debt securities and may change.

        Credit ratings may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

        There is no public market for the debt securities and, unless otherwise specified in the applicable prospectus supplement, we do not intend to apply for listing of the debt securities on any securities exchanges. If the debt securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

Changes in foreign currency exchange rates may cause the value of the debt securities to decline.

        Debt securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

The debt securities will be effectively subordinated to certain indebtedness of our corporate and partnership subsidiaries.

        We carry on our business through corporate and partnership subsidiaries. The majority of our assets are held in corporate or partnership subsidiaries. Our results of operations and ability to service indebtedness, including the debt securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries will not have an obligation to pay amounts due pursuant to any debt securities or to make any funds available for payment on debt securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to us by our subsidiaries may be subject to statutory or contractual restrictions.

        The Indenture does not limit our ability or the ability of our subsidiaries to incur unsecured indebtedness. Such indebtedness of our subsidiaries would be structurally senior to the debt securities. In the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by us to pay our indebtedness, including any debt securities.

CERTAIN INCOME TAX CONSEQUENCES

        The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring the debt securities offered thereunder, including whether the payments of principal, premium (if any) and interest will be subject to Canadian non-resident withholding tax. The applicable prospectus supplement also will describe certain United States federal income tax consequences of the acquisition, ownership and disposition of the debt securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income, any consequences relating to debt securities payable in a currency other than U.S. Dollars, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

        We may sell debt securities to or through underwriters or dealers and also may sell debt securities directly to purchasers or through agents.

        The distribution of debt securities of any series may be effected from time to time in one or more transactions:

  •
  at a fixed price or prices, which may be changed,

  •
  at market prices prevailing at the time of sale, or

  •
  at prices related to such prevailing market prices to be individually negotiated with purchasers.

        In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of debt securities by them may be deemed to be underwriting commissions under the United States Securities Act of 1933, as amended (the "Securities Act").

        The prospectus supplement relating to each series of debt securities will set forth the terms of the offering of the debt securities, including to the extent applicable, the initial offering price, our proceeds from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the prospectus supplement relating to such series.

        Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold in Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter, each dealer and each agent participating in the distribution of any series of debt securities must agree that it will not offer to sell, directly or indirectly, any such debt securities acquired by it in connection with such distribution, in Canada or to residents of Canada in contravention of the securities laws of Canada or any province or territory thereof.

        Each series of debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market, if any, for the debt securities of any series.

INTEREST COVERAGE

        The interest coverage ratios set out below have been prepared and included in this prospectus in accordance with Canadian disclosure requirements and based on information prepared in accordance with Canadian GAAP. These coverages do not give pro forma effect to any offering of the debt securities offered by this prospectus since the aggregate principal amount of debt securities that will be issued hereunder and the terms of issue are not presently known. These coverages do not purport to be indicative of interest coverage ratios for any future periods.

        The following interest coverages are calculated on a consolidated basis for the year ended December 31, 2007 based on audited financial information.

December 31, 2007
Interest coverage (times)
Income(1)	11.38
Income from continuing operations(2)	6.83

Notes:

(1)
Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(2)
Net income from continuing operations plus income taxes and interest expense from continuing operations; divided by the sum of interest expense and capitalized interest from continuing operations.

PRICE RANGE AND TRADING VOLUME OF THE COMMON SHARES

        Our outstanding common shares are currently traded on the TSX and the NYSE under the trading symbol "TLM". The following table sets forth the price range and trading volume of our common shares as reported by the TSX and the NYSE for the periods indicated.

	TSX			NYSE
Period
	High	Low	Volume	High	Low	Volume
2007
April	$22.32	$20.23	73,545,746	US$19.72	US$17.51	52,425,760
May	$22.19	$20.68	77,039,304	US$20.69	US$18.60	59,332,394
June	$22.67	$19.98	110,303,912	US$21.26	US$18.64	56,373,156
July	$21.50	$19.07	81,847,116	US$20.62	US$17.86	68,241,726
August	$19.64	$16.90	101,426,183	US$18.51	US$15.74	83,028,160
September	$19.84	$18.13	89,760,372	US$19.93	US$17.19	53,014,408
October	$20.60	$19.01	72,930,476	US$21.75	US$19.23	57,614,862
November	$20.51	$17.40	66,232,298	US$22.08	US$17.51	73,198,923
December	$19.34	$17.20	55,469,113	US$18.90	US$17.45	50,927,760
2008
January	$19.55	$15.20	120,069,642	US$19.73	US$14.58	127,585,488
February	$17.74	$15.25	89,319,240	US$18.19	US$15.10	105,235,280
March	$18.38	$13.50	83,017,940	US$18.05	US$15.12	97,427,400
April 1 - 8	$19.98	$17.90	34,938,474	US$19.81	US$17.45	37,198,086

LEGAL MATTERS

        Unless otherwise specified in the prospectus supplement relating to a series of debt securities, certain legal matters relating to Canadian law will be passed upon for us by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Dorsey & Whitney LLP, Seattle, Washington. In addition, certain legal matters in connection with the offering will be passed upon for the underwriters or agents by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, with respect to United States law.

        The partners and associates of Macleod Dixon LLP and Dorsey & Whitney LLP as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

EXPERTS

        The comparative audited consolidated financial statements, including the notes thereto, incorporated by reference in this prospectus have been so incorporated in reliance on the report of Ernst & Young LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting.

        The information relating to our reserves as at December 31, 2007 incorporated by reference in this prospectus has been compiled by us based on the report dated March 7, 2008 prepared by Mr. Michael Adams, an employee of Talisman, in his capacity as our Internal Qualified Reserves Evaluator. Mr. Adams beneficially owns, directly or indirectly, less than 1% of any class of our securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-9:

  •
  the documents listed in the second paragraph under "Where You Can Find More Information" in this prospectus;

  •
  the consent of our accountants Ernst & Young LLP;

  •
  the consent of our counsel Macleod Dixon LLP;

  •
  the consent of Michael Adams, our Internal Qualified Reserves Evaluator;

  •
  powers of attorney from directors and officers of Talisman;

  •
  the trust indenture relating to the debt securities; and

  •
  statement of eligibility of the trustee on Form T-1.

AUDITORS' CONSENT

        We have read the short form base shelf prospectus of Talisman Energy Inc. (the "Company") dated April 9, 2008 relating to the sale and issue of up to an aggregate principal amount of US$2,000,000,000 of debt securities of the Company from time to time in one or more series (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2007 and 2006, and the consolidated statements of income, changes to shareholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007. Our report is dated February 27, 2008.

Calgary, Canada April 9, 2008	(Signed) ERNST & YOUNG LLP Chartered Accountants

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification

        Section 124 of the Canada Business Corporations Act (the "Act") and Section 6.1 of By-Law No. 1 provide for the indemnification of directors and officers of the Corporation.

        Section 124 of the Act provides as follows:

124. (1)  Indemnification — A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

        (2)   Advance of costs — A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfil the conditions of subsection (3).

        (3)   Limitation — A corporation may not indemnify an individual under subsection (1) unless the individual

          (a)   acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and

          (b)   in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

        (4)   Indemnification in derivative actions — A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual's association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

        (5)   Right to indemnity — Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity

          (a)   was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

          (b)   fulfils the conditions set out in subsection (3).

        (6)   Insurance — A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

          (a)   in the individual's capacity as a director or officer of the corporation; or

          (b)   in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation's request.

        (7)   Application to court — A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

        (8)   Notice to Director — An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

        (9)   Other notice — On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

        The by-laws of the Corporation provide that the Corporation shall indemnify a current or former director or officer of the Corporation, or another individual who acts or acted at the Corporation's request as a director or officer of another entity to the fullest extent permitted by the Act or otherwise by law. The rights of any person to indemnification granted by the Act or the Corporation's by-laws are not exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors, at law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and will enure to the benefit of the heirs and legal representatives of that person. The bylaws provide further that the Corporation may purchase, maintain or participate in such insurance for the benefit of such persons referred to in Section 6.1 of the by-laws as the board may from time to time determine.

        The Corporation maintains directors' and officers' liability insurance with policy limits of U.S.$100,000,000 per claim, subject to an annual limit of U.S.$100,000,000 for all directors and officers. This policy covers all directors, officers and certain other senior employees of the Corporation and its subsidiaries. There is no deductible applicable to the policy. No portion of the premium will be paid by directors or officers. In addition, the Corporation has entered into agreements with each of its directors and officers which indemnify them to the maximum extent permitted by law.

        Insofar as indemnification for liabilities arising under the United States Securities Act of 1933 may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the United States Securities Act of 1933 and is therefore unenforceable.

EXHIBITS

Exhibit Number	Description
4.1	Annual Information Form of the Registrant dated March 7, 2008 (Incorporated by reference to the Registrant's Form 40-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on March 7, 2008, as amended on March 14, 2008)
4.2
Comparative audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2007, together with the auditor's report thereon (Incorporated by reference to the Registrant's Form 40-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on March 7, 2008, as amended on March 14, 2008)
4.3
Management's Discussion and Analysis of the Registrant for the year ended December 31, 2007 (Incorporated by reference to the Registrant's Form 40-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on March 7, 2008, as amended on March 14, 2008)
4.4	Management Proxy Circular dated March 7, 2008 (Incorporated by reference to the Registrant's Form 6-K filed with the Securities and Exchange Commission on March 7, 2008)
5.1	Consent of Ernst & Young LLP, Chartered Accountants
5.2	Consent of Macleod Dixon LLP
5.3	Consent of Michael Adams, Internal Qualified Reserves Evaluator
6.1*	Powers of Attorney
7.1
Trust Indenture between the Registrant and The Bank of Nova Scotia Trust Company of New York, as Trustee, dated January 27, 2006 (Incorporated by reference to the Registrant's Form 6-K filed with the Securities and Exchange Commission on January 26, 2006)
7.2*	Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of Nova Scotia Trust Company of New York on Form T-1

*
Previously filed

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to securities registered pursuant to Form F-9 or to transactions in said securities.

Item 2. Consent to Service of Process

  (a)
  Concurrently with the filing of the Registration Statement on Form F-9, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

  (c)
  Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, this 9th day of April, 2008.

TALISMAN ENERGY INC. (Registrant)
By:	/s/ JOHN A. MANZONI John A. Manzoni, President and Chief Executive Officer

By:	/s/ PHILIP D. DOLAN Philip D. Dolan, Vice-President, Finance and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by or on behalf of the following persons in the capacities indicated:

Signature	Title	Date

* John A. Manzoni	President, Chief Executive Officer and Director (Principal Executive Officer)	April 9, 2008
* Philip D. Dolan	Vice-President, Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 9, 2008

* Douglas D. Baldwin	Chairman and Director	April 9, 2008
* William R. P. Dalton	Director	April 9, 2008
* Kevin S. Dunne	Director	April 9, 2008
* Lawrence G. Tapp	Director	April 9, 2008
* Stella M. Thompson	Director	April 9, 2008
* John D. Watson	Director	April 9, 2008
* Robert G. Welty	Director	April 9, 2008
* Charles R. Williamson	Director	April 9, 2008
* Charles W. Wilson	Director and Duly Authorized Representative of Talisman Energy Inc. in the United States	April 9, 2008

By:	*/s/ JOHN A. MANZONI John A. Manzoni Attorney-in-Fact

By:	*/s/ PHILIP D. DOLAN Philip D. Dolan Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
4.1	Annual Information Form of the Registrant dated March 7, 2008 (Incorporated by reference to the Registrant's Form 40-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on March 7, 2008, as amended on March 14, 2008)
4.2
Comparative audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2007, together with the auditor's report thereon (Incorporated by reference to the Registrant's Form 40-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on March 7, 2008, as amended on March 14, 2008)
4.3
Management's Discussion and Analysis of the Registrant for the year ended December 31, 2007 (Incorporated by reference to the Registrant's Form 40-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on March 7, 2008, as amended on March 14, 2008)
4.4	Management Proxy Circular dated March 7, 2008 (Incorporated by reference to the Registrant's Form 6-K filed with the Securities and Exchange Commission on March 7, 2008)
5.1	Consent of Ernst & Young LLP, Chartered Accountants
5.2	Consent of Macleod Dixon LLP
5.3	Consent of Michael Adams, Internal Qualified Reserves Evaluator
6.1*	Powers of Attorney
7.1
Trust Indenture between the Registrant and The Bank of Nova Scotia Trust Company of New York, as Trustee, dated January 27, 2006 (Incorporated by reference to the Registrant's Form 6-K filed with the Securities and Exchange Commission on January 26, 2006)
7.2*	Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of Nova Scotia Trust Company of New York on Form T-1

*
Previously filed

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
US$2,000,000,000 Debt Securities
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
TALISMAN ENERGY INC.
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
RISK FACTORS
CERTAIN INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
INTEREST COVERAGE
PRICE RANGE AND TRADING VOLUME OF THE COMMON SHARES
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
AUDITORS' CONSENT
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
EXHIBITS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX